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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                       TASCO HOLDINGS INTERNATIONAL, INC.
                                (Name of Issuer)
________________________________________________________________________________

                        Common Stock ($0.0001 par value)
                         (Title of Class of Securities)

                                   876506 20 5
                                 (CUSIP Number)

________________________________________________________________________________

                          David R. Koos, Chairman & CEO
                        Bio-Matrix Scientific Group, Inc.
                        1010 University Avenue, Suite 40
                           San Diego, California 92103
                             Telephone 619-227-9192

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

________________________________________________________________________________

                                  July 1, 2006
             (Date of Event which Requires Filing of this Statement)

________________________________________________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 876506 20 5
________________________________________________________________________________

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
        Bio-Matrix Scientific Group, Inc., #50-0020556

________________________________________________________________________________

     2. Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)  ...................................................................
        (b)  ...................................................................

________________________________________________________________________________

     3. SEC Use Only ...........................................................

________________________________________________________________________________

     4. Source of Funds (See Instructions) PF-OO

________________________________________________________________________________

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
        2(d) or 2(e) ...........................................................

________________________________________________________________________________

     6. Citizenship or Place of Organization : Delaware

________________________________________________________________________________

Number of      7. Sole Voting Power: 10,000,000 shares of common stock ($0.0001
Shares             par value) ..................................................
Beneficially
Owned by       8. Shared Voting Power ..........................................
Each
Reporting      9. Sole Dispositive Power. 10,000,000 shares of common stock
Person With        ($0.0001 par value)

              10. Shared Dispositive Power .....................................

________________________________________________________________________________


    11. Aggregate Amount Beneficially Owned by Each Reporting Person: 10,000,000 shares of common stock ($0.0001 par value)

________________________________________________________________________________

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions) .....................................................

________________________________________________________________________________

    13. Percent of Class Represented by Amount in Row (11): 78.24%

________________________________________________________________________________

    14. Type of Reporting Person (See Instructions)

        CO......................................................................

        ........................................................................

        ........................................................................

        ........................................................................

        ........................................................................

________________________________________________________________________________


Introduction

This constitutes the Schedule 13D filed on behalf of Bio-Matrix Scientific Group, Inc., a Delaware corporation and relating to the acquisition of 10,000,000 shares of the common stock of Tasco Holdings International, Inc. acquired upon sale by Bio-Matrix Scientific Group, Inc. of its wholly-owned subsidiary, Bio-Matrix Scientific Group, Inc., a Nevada corporation (BMXG-Nevada) to Tasco Holdings International, Inc. The sale of the subsidiary to Tasco Holdings International, Inc. was accomplished solely in exchange for the sale of 25,000 shares of the common stock of the subsidiary, BMXG-Nevada. All of the disclosures set forth in the statements made in this Schedule 13D remain unchanged.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


________________________________________________________________________________
Date: July 1, 2006


________________________________________________________________________________
Signature: /s/ David R. Koos


________________________________________________________________________________
Name/Title: David R. Koos, Chairman & CEO


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)